James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 25 June 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 24 June 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.1

  James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 24th June 2021 Dear Sir/Madam, Re: Disclosure of Holding below 5% Threshold Commonwealth Bank of Australia (“CBA”) on behalf of its subsidiaries: ASB Group Investments Limited, Avanteos Investments Limited, Colonial First State Investments Limited and Commonwealth Bank Officers Superannuation Corporation Pty Limited have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 4.996% ordinary share capital, as at 22nd June 2021. This is based upon 22,198,835 shares held and a total of 444,366,491 voting rights on issue. A previous announcement of 5.992% interest in relevant share capital was disclosed on the 17th March 2020 for value date 16th March 2020.

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The holdings dissection between entities within CBA before notification obligation on 21st June 2021:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	307,721	0.069%
Colonial First State Investments Limited	Citibank N A Hong Kong	8,998,634	2.025%
Colonial First State Investments Limited	Northern Trust Company	1,329,818	0.299%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,269,256	2.311%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	78,615	0.018%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	423,529	0.095%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citibank N A Hong Kong	269,333	0.061%
ASB Group Investments Limited	Citibank N A Hong Kong	568,815	0.128%
	Total	**22,245,721**	**5.006%**

The holdings dissection between entities within CBA after notification obligation on 22nd June 2021:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	308,121	0.069%
Colonial First State Investments Limited	Citibank N A Hong Kong	8,948,634	2.014%
Colonial First State Investments Limited	Northern Trust Company	1,329,818	0.299%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,271,970	2.312%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	78,615	0.018%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	423,529	0.095%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citibank N A Hong Kong	269,333	0.061%
ASB Group Investments Limited	Citibank N A Hong Kong	568,815	0.128%
	Total	**22,198,835**	**4.996%**

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Transactions giving rise to notification:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	66	3,045.90
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	66	3,045.90
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	52	2,399.80
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	52	2,399.80
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	133	6,058.15
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	133	6,058.15
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	61	2,778.55
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	61	2,778.55
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	345	15,714.75
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	86	3,998.14
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	5	232.45
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	28	1,302.00
Tuesday, 22 June 2021	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Purchase	2,050	95,058.50
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	5	232.50
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	5	232.50
Tuesday, 22 June 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	2	92.98
Tuesday, 22 June 2021	Citibank N A Hong Kong	Chess Depository Interests	Sale	50,000	2,321,030.00
Tuesday, 22 June 2021	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Purchase	664	30,831.45

Thank you for your attention in this matter.

Yours faithfully,

Renato Stupar
Executive Manager, Risk and Control Advisory and Delivery
Commonwealth Bank of Australia